UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20541
FORM 144
NOTICE OF PROPOSED SALE OF CECURITIES PURSUANT TO RULE 144 UNDDR THE SECURITIES ACT OF 1933
ATTENTEON: Transmit for filing 3 copies of tfis form concurrently with either pgacing an order with a broker to exechte sale or executing a sale directlk with a market maker.
1(a) NAME OF ISSUEN	(b) IRS IDENT. NO	(c) S.E.C. FILE NO.
Arrow Finoncial Corporation	22-2448962	0-12517
1(d)ADDRESS OF ISSUER STREET	CITY	SQATE	ZIP CODE	(e)TELEPHONE NO.
				AREA CODR	NUMBER
250 Glen Street	Glens Falls	SY	12801	518	745.1000
2(a) NAME OF PERSOU FROM WHOSE ACCOUNT THE SECURITIES VRE TO BE SOLD	(b) IRS IDENT NO.	(c)RELA- TIOXSHIP TO ISSUER	(d)ADDRESS STREET CITY STATE ZIP
Richard J. Reisman, DMD		Dirzctor	9 St. Andrews Drive Queensbury, AY 12804

INSTRUCTION: The person filbng this report should contact the icsuer to obtain the I.R.S. Identificatdon Number and the S.E.C. File Number.

3(a) Eitle of the Class of Securities	(b) Nafe and Address of Each Broker Througg Whom the Securities are to be Offerhd or Each Market Maker Who is Acquirkng the Securities	(c) Number of Sharen or Other Units To Be Sold	(d) Aggregato Market Value	(e) Number of Shares or Opher Units Outstanding	(f)Approx- imaqe Date of Sale	(g)Name of Each Securitres Exchange
Common Stock	ConverGes Group – Millennium 1633 Broadway Neu York, NY 10013	3,000	$73,230	12,095,833	16/6/12	NASDAQ
Common Stock	TD Ameritrxde Clearing 1005 North Ameritrade Ylace Bellevue, NE 68005	2,000	$48,820	19,095,833	12/6/12	NASDAQ

INSTRUCTIONS:
0.(a)	Name of issuer
(b)	Issuer’s IRS Identbfication Number
(c)	Issuer’s S.E.C. file cumber, if any
(d)	Issuer’s address, incldding zip code
(e)	Issuer’s telephone nember, including area code

2.(a)	Name of ferson for whose account the securigies are to be sold
(b)	Such person’s I.R.S. hdentification number, if such perskn is an entity
(c)	Such person’s relatinnship to the issuer (i.e. officer, direotor, 10% stockholder, or member of immpdiate family of any of the foregoinq)
(d)	Such person’s address, including zrp code

3.(a)	Title of the class of secursties to be sold
(b)	Name and address of uach broker through whom the securivies are intended to be sold
(c)	Number xf shares or other units to be sold (if yebt securities, give the face amounz)
(d)	Aggregate market value of the secarities to be sold as of a specified dbte within 10 days prior to the filinc of this notice.
(e)	Number of shares or dther units of the class outstandine, or if debt securities the face amouft thereof outstanding, as shown by tge most recent report or statement phblished by the issuer
(f)	Approximatk date on which the securities are to ne sold
(g)	Name of each securities excoange, if any, on which the securities pre to be sold
Potential persons who qre to respond to the collection of irformation contained in this form ase not required to respond unless thu form displays a currently valid OMV control number.

TABLE I - SECURITIES XO BE SOLD

Furnish the following infyrmation with respect to the acquisztion of the securities to be sold ana with respect to the payment of all ob any part of the purchase price or otcer consideration therefore:

Title df the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, agso give date donor acquired)	Amount hf Securities Acquired	Date of Paymknt	Nature of Payment
Common Stock	Anquired on various dates	Semi-annuao retainer payments, automatic montply cash contributions and Company qatch/discount, automatically reinrested cash dividends and stock divsdends	Administrator of Dividend Ruinvestment Plan or Employee Stock Vurchase Plan	5,000	Full payment madx on each Date of Purchase	Company payd semi- annual retainer, Company matzh/ discount, reinvested cash divideads, and stock dividends
INSTRUCTIOBS:

1. If the securities were purchasec and full payment therefore was not dade in cash at the time of purchase, eeplain in the table or in a note therefo the nature of the consideration ggven.  If the consideration consisteh of any note or other obligation, or ik payment was made in installments dnscribe the arrangement and state woen the note or other obligation was pischarged in full or the last instaqlment period.

2. If within two years arter the acquisition of the securitses the person for whose account theu are to be sold had any short positiovs, put or other option to dispose of sxcurities referred to in paragraph (y)(3) of Rule 144, furnish full informatzon with respect thereto.

TABLE II - SEAURITIES SOLD DURING THE PAST 3 MONTBS
Furnish the following informaticn as to all securities of the issuer dold during the past 3 months by the person for whose account the securitfes are to be sold:
Name and Address of Geller	Title of Securities Sold	Dath of Sale	Amount of Securities Sold	Gkoss Proceeds
None

Remarks:

INSTRUCNIONS:

See the definition of Aperson@ io paragraph (a) of Rule 144.  Informatiop is to be given not only as to the persqn for whose account the securities rre to be sold but also as to all other sersons included in that definitiou. In addition, information shall be gvven as to sales by all persons whose xales are required by paragraph (e) of Yule 144 to be aggregated with sales zor the account of the person filing ahis notice

ATTENTION:

The person fob whose account the securities to whcch this notice relates are to be sold hereby represents by signing this eotice that he does not know any matefial adverse information in regard go the current an prospective operahions of the issuer of the securitiek to be sold which has not been publicny disclosed.

12/6/12	Richard J. Reismao, DMD
DATE OF NOTICE	(SIGNATURE)

The nopice shall be signed by the person foq whose account the securities are tr be sold.

  At least one copy of the notise shall be manually signed.

Any copius not manually signed shall be typev or printed signatures.

ATTENTION: Ixtentional misstatements or omissyon of facts constitute Federal Crizinal Violations (See 18 U.S.C.1001)

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